Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Transaction Related Information

Leidos, Inc. Retirement Plan - Company Stock Funds

August 4, 2016

Background

In January 2016, Leidos signed an agreement to combine with the Information Systems & Global Solutions business of Lockheed Martin Corporation (the “Transaction”). The Transaction is expected to close mid-August. In connection with the Transaction and subject to the closing of the Transaction, Leidos declared a special dividend on all shares of Leidos common stock outstanding as of the special dividend record date. This includes all shares held in the Leidos Common Stock Fund and the Leidos Closed Stock Fund of the Leidos, Inc. Retirement Plan (the “Plan”).

Important Dates and Details

Dividend Amount	$13.64/share
Record Date	August 15, 2016
Transaction Close Date	Mid-August 2016
Ex-Dividend Date	Date on which the stock starts trading without the right to the dividend. Since the payment of the special dividend is contingent upon the close of the Transaction, the Ex-Dividend Date will be the day following the close of the Transaction.
Payable Date	August 22, 2016

Special Dividend Election

If you invest in the Leidos stock funds, you previously elected to either reinvest any dividends into the stock fund or to receive a cash distribution of any dividends declared. You may review or change your dividend election by logging into your account at Vanguard.com® and then selecting Plan Details, Investments, Asset class (in View by), and Dividend election (in Company stock section). If you wish to change your dividend election for the special dividend, you must do so by 4 p.m. Eastern Daylight Time on the day before the Ex-Dividend Date. This dividend election will remain in place until you change it for any future dividends issued.

Reinvestment of Special Dividend

When the special dividend is paid on August 22nd, the cash for those participants who have elected to reinvest the dividend back into the stock fund will be added to the Leidos Common Stock Fund and reinvested over time into additional shares of Leidos common stock. Vanguard will follow reasonable and authorized trading practices in reinvesting these funds. Due to the size of the dividend, it may take several weeks to reinvest the entire amount of the special dividend. During this time, the Leidos Common Stock Fund will have an elevated cash position as a result of the special dividend funds and therefore, the daily rate of return of the stock fund may not track as closely to the Leidos stock price performance.

The accounts of participants who have chosen to reinvest the special dividend into the stock fund will reflect reinvestment trading as it occurs. Besides any Plan specific rules in transacting in the stock funds, there will be no additional restrictions imposed. However, please note that employees should review the Leidos Insider Trading Policy before making or changing their investment in the company stock funds and all individuals should be advised to not trade in company stock while in possession of material, non-public information.

Cash Distribution of Special Dividend

For those participants who have elected to take a cash distribution of the special dividend, Vanguard will mail a check directly to your address of record as soon as possible after the special dividend payable date of August 22, 2016. This amount will be reported as ordinary income on a Form 1099-R sent by Vanguard for the 2016 calendar year. Due to the size of the special dividend, estimated tax payments may be required to avoid penalties for taxes due on this income. Please consult your tax advisor regarding the implications of the special dividend on your personal tax situation.

Suggested Actions

•	Confirm your dividend election
•	Consult your tax advisor
•	Assess your investment portfolio

All investing is subject to risk, including the possible loss of the money you invest. Because it concentrates on a single stock, the Leidos Stock Funds are considered riskier than a stock mutual fund, which is diversified. Now may be a good time to check your investment allocation to make sure it still matches your financial goals. Log on to your account at vanguard.com/retirementplans, select the Review my performance tab, and then click Get help planning for retirement for information and help.

Contact

If you have any questions, please call Vanguard Participant Services at 800-523-1188, Monday through Friday from 8:30 a.m. to 9 p.m. Eastern Daylight Time.

For more information about any fund, including investment objectives, risks, charges and expenses, call Vanguard at 800-523-1188 to obtain a prospectus. The prospectus contains this and other important information about the fund. Read and consider the prospectus information carefully before you invest. You can also download Vanguard fund prospectuses at vanguard.com.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although a money market fund seeks to preserve the value of your investment at $1 per share, it is possible to lose money by investing in such a fund.

© 2016 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor of the Vanguard Funds.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), Leidos’ definitive proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4/S-1 containing a prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus, and Leidos has filed with the SEC a definitive proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.